

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Ronald S. Tucker
Chief Executive Officer, Director
RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

> **Re:** **RX Healthcare Systems, Ltd.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed December 5, 2014**
> **File No. 024-10416**

Dear Mr. Tucker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

General

1. We note your responses to comments 5 and 8. Please explain how warrants may be exercised with Company securities rather than cash and clarify whether warrants may be exercised with non-cash consideration, other than Company securities. Please explain how the exercise of warrants for non-cash consideration could result in a reduction of the number of the company's securities issued and outstanding. Please also explain how the dilution of existing shareholders may occur and how such dilution may have an impact on the company. Please consider providing examples to illustrate your disclosures.

Summary, page 7

2. We note you disclose 35,500,000 shares before offering on page 8. We also note from balance sheets on page 28 that you had 20,000,000 shares issued and outstanding as of September 30, 2014. Please revise accordingly.

Risk Factors, page 8

The Company Requires Capital for Marketing and Advertising, page 8

3. We note you disclose that you had working capital and current assets of $14,202 as of September 30, 2014. We also note from balance sheets on page 28 that you had current assets of $14,202 and a negative working capital of $132,155 as of September 30, 2014. Please revise accordingly.

The Company is Subject to Conflicts of Interest, page 9

4. Please expand this risk factor to describe the relationship between the control persons of the issuer and each of the listed entities: EPIC Corporation, Tensleep Trust, R Tucker & Associates and American H & W Corp.

Market, page 16

5. We note your response to comment 18; however, the disclosure regarding medical, home healthcare and consumer healthcare markets remains. Please revise or advise.

Beneficial Ownership, page 20

6. Footnote 3 of the table indicates that the Tensleep Trust after the offering will be the beneficial owner of 5,114,000 shares. Please reconcile that amount with the amount of shares shown in the body of the table or advise.

7. In the "Ownership" table, please identify the natural persons who are the beneficial owners of the shares held of record by Tensleep Trust, Tucker Community Trust and Land & Realty LLC.

8. In the "Directors & Officers" table, please revise to indicate the beneficial ownership of Mr. and/or Mrs. Tucker following the offering, including their beneficial ownership of the shares held of record by American H & W Corp. as well as other entities listed in the preceding "Ownership" table.

9. Please add disclosure quantifying the warrants to be held by the entities named in the "Ownership" table and by Mr. and/or Mrs. Tucker as beneficial owners following the offering.

Statement of Stockholders' Equity, page 30

10. We note you disclose the activities of stockholders' equity from balance at October 1, 2006 to balance at September 30, 2013. Please revise to disclose the activities for the period from March 29, 2006 to September 30, 2014. In addition, revise the heading to reflect the correct period.

Statements of Cash Flows, page 31

11. Please revise the heading for the correct period of your statements of cash flows.

12. We note you present $21,000 for accrued interest (and $23,107 for 2013) as cash inflow from operating activities, $621,328 for investment as cash inflow from investing activities and $155,000 for common stock as cash outflow from financing activities. We also note you present these amounts in your disclosure of non-cash transactions. Please revise to clarify whether these amounts were cash transactions or non-cash transactions.

13. We note from statements of operations on page 29 you present $466,328 for gain (loss) on asset write off. Please revise to present this amount in the reconciliation of net loss and net cash flow from operating activities of your statements of cash flows.

Note 6: Loans and Interest payable, page 35

14. The sum of face amounts you disclose for convertible notes and promissory note is $1,211,500. However the sum of the loans payable and loans payable – convertible notes presented at balance sheets as of September 30, 2014 is $1,221,500. Please revise the footnote to include the difference.

15. We note the convertible note for $200,000 is due within a year from September 30, 2014 on December 31, 2014. Please clarify why this amount is not classified as current liabilities at balance sheets on page 28.

        You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

                         Sincerely,

                         /s/ John Reynolds

                         John Reynolds
                         Assistant Director

cc :   Anthony F. Wiezorek, Esq.